

February 8, 2011

Ben Mathews
Secretary
Rio Tinto plc and Rio Tinto Limited
2 Eastborn Terrace
London, W2 6LG, United Kingdom

>**Re: Rio Tinto plc and Rio Tinto Limited**
>**Form 20-F for Fiscal Year Ended December 31, 2009**
>**Filed May 27, 2010**
>**File No. 1-10533 and 1-34121**

Dear Mr. Mathews:

    We have completed our review of your filings and do not have any further comments at this time.

                                    Sincerely,

                                    H. Roger Schwall
                                    Assistant Director